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                                     Filed by: Philadelphia Suburban Corporation
               Pursuant to Rule 425 under the Securities Act of 1933, as amended
                                         Subject Company: Pennichuck Corporation
                                                    Commission File No.: 0-18552


                                                           Contact: Donna Alston
                                                         Manager, Communications
                                                                    610-645-1095
                                                       alstond@suburbanwater.com

                                                                Barbara Cummings
                                                 Director, Shareholder Relations
                                                                    610-645-1196
                                                     cummingsb@suburbanwater.com


                   PHILADELPHIA SUBURBAN CORPORATION ANNOUNCES
                    FIRST QUARTER OPERATING RESULTS FOR 2002

         BRYN MAWR, PA, May 8, 2002 - Philadelphia Suburban Corporation (NYSE:PSC) today announced first quarter net income of $11.9 million or $0.17 per share compared to $13.1 million or $0.19 per share in 2001 on an additional
1.1 million average shares outstanding. First quarter 2001 was positively impacted by a $0.02 per share gain on the sale of land with no comparable gain in the first quarter of 2002. Absent the impact of the sale of land, income for the first quarter of 2002 was $11.9 million, versus $11.4 million for the same period in 2001, an increase of 4.4 percent and income per share was $0.17 for the quarters ended March 31, 2002 and 2001.

         Revenues for the quarter increased 2.1 percent to $71.7 million, versus $70.2 million in 2001. The company's increased revenue was due to customer growth and rate relief in various

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states in which the company operates, partially offset by a decline in the company's industrial water sales on a same-system basis and reduced residential usage due to drought restrictions in two of the company's operating subsidiaries; Pennsylvania and New Jersey.

         Operations and maintenance expenses for the quarter increased four percent in comparison to the first quarter of 2001. The increase in O&M expenses is attributed to expenses associated with customer growth (newly acquired systems), higher insurance expenses and other normal expense increases.

         PSC announced four acquisitions and other growth ventures during the first quarter, and seven acquisitions and growth ventures to date including the company's acquisition of Piedmont Water Company, Inc., a private water utility serving more than 2,800 customers in Iredell and Catawba counties in North Carolina. With the Piedmont purchase, PSC now serves more than 25,000 residents in 22 counties in North Carolina.

         On April 29, 2002 the company announced its proposed merger with Pennichuck Corporation (NASDAQ:PNNW), the largest publicly traded water utility in New Hampshire serving approximately 30,000 customers. New Hampshire will become the seventh state in which the company operates. The merger will create a combined company with over 630,000 customer accounts, serving over two million people. According to PSC Chairman and President Nicholas DeBenedictis, "We are very pleased with the announcement of the Pennichuck merger. This transaction represents the launching of another growth platform for PSC. The Pennichuck merger is consistent with the company's growth strategy and we are optimistic that it will provide additional opportunities for growth in this region."

         PSC is one of the nation's largest investor-owned water utilities, serving approximately two million residents in Pennsylvania, Illinois, Ohio, New Jersey, Maine, and North Carolina. PSC is a


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publicly-traded company listed on both the New York and Philadelphia Stock
Exchanges under the ticker symbol "PSC" and has been committed to the preservation and improvement of the environment throughout its history, which spans more than 100 years.

         The company's quarterly conference call with analysts will be at 11:00 a.m. Eastern Standard Time today. Interested parties may listen to the conference call over the Internet by logging onto www.suburbanwater.com. The call will be recorded and replayed beginning 1:00 p.m., Wednesday, May 8, 2002, and will run until 12:00 p.m., Friday, May 10, 2002. The dial-in telephone number for the audio replay is (973) 341-3080 (pin number 3258395).


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         The following table shows selected operating data for the quarters ended March 31, 2002 and 2001 (in thousands, except per share data) for Philadelphia Suburban Corporation.


                                                                           Quarter Ended
                                                                              March 31,
                                                                             Unaudited)
                                                                     -------------------------
                                                                        2002           2001
                                                                     ---------       ---------
Operating revenues                                                   $  71,669       $  70,193

Net income available to common stock*                                $  11,875       $  13,085
Gain on sale of land, net of tax                                                     $   1,678
                                                                     ---------       ---------
Income exclusive of net land sale gain                               $  11,875       $  11,407
                                                                     =========       =========

Basic net income per share*                                          $    0.17       $    0.19

Diluted net income per share*                                        $    0.17       $    0.19
Gain on sale of land, net of tax                                                     $    0.02
                                                                     ---------       ---------
Income per common share exclusive of net land sale gain              $    0.17       $    0.17
                                                                     =========       =========

Average common shares outstanding:
  Basic                                                                 68,451          67,440
  Diluted                                                               69,300          68,247

* The first quarter 2001 amount includes a net gain of $1,678 or $0.02 per share gain on the sale of land with no comparable gain in the first quarter of 2002.

         This release contains certain forward-looking statements involving risks and uncertainties and other factors that may cause actual results to be materially different from any future results expressed or implied by such forward-looking statements. These factors include, among others, the following: general economic business conditions; unfavorable weather conditions; the success of certain cost containment initiatives; changes in regulations or regulatory treatment; availability and cost of capital; the success of growth initiatives; and the completion of the merger with Pennichuck Corporation.

         A registration statement and proxy statement/prospectus will be filed with the Securities and Exchange Commission by Philadelphia Suburban and Pennichuck. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when they are available) and other documents filed by Philadelphia Suburban and Pennichuck at the Commission's website at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Philadelphia Suburban or from Pennichuck by directing such request to Philadelphia Suburban Corporation, 762 West Lancaster Avenue, Bryn Mawr, Pennsylvania 19010, Attn: Corporate Secretary; or to Pennichuck Corporation, 4 Water Street, Nashua, NH 03060. The definitive registration statement and proxy/prospectus should be read carefully before making a decision concerning the transaction. Investors and security holders are urged to read Philadelphia Suburban's registration statement on Form S-4 and the proxy statement/prospectus and any other relevant documents relating to the transaction when they become available, because they will contain important information.


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               Philadelphia Suburban Corporation and Subsidiaries
           Consolidated Statements of Income and Comprehensive Income
                    (In thousands, except per share amounts)
                                   (Unaudited)

                                                                   Quarter Ended
                                                                      March 31,
                                                             --------------------------
                                                                2002           2001

Operating revenues                                              $ 71,669       $ 70,193

Cost & expenses:
    Operations and maintenance                                    27,285         26,186
    Depreciation                                                   9,893          8,953
    Amortization                                                     540            522
    Taxes other than income taxes                                  5,314          5,588
                                                            ------------   ------------
Total                                                             43,032         41,249
                                                            ------------   ------------

Operating income                                                  28,637         28,944

Other expense (income):
    Interest expense, net                                          9,780         10,262
    Allowance for funds used during construction                    (386)          (248)
    Gain on sale of other assets                                    (349)        (2,791)
                                                            ------------   ------------
Income before income taxes                                        19,592         21,721
Provision for income taxes                                         7,702          8,609
                                                            ------------   ------------
Net income                                                        11,890         13,112
Dividends on preferred stock                                          15             27
                                                            ------------   ------------
Net income available to common stock                            $ 11,875       $ 13,085
                                                            ============   ============

Net income                                                      $ 11,890       $ 13,112
Other comprehensive income (loss), net of tax:
    Unrealized gain (loss) on securities                        $    128       $   (557)
    Reclassification adjustment for gains
        reported in net income                                      (227)            --
                                                            ------------   ------------
Comprehensive income                                            $ 11,791       $ 12,555
                                                            ============   ============

Net income per common share:
   Basic                                                        $   0.17       $   0.19
   Diluted                                                      $   0.17       $   0.19

Average shares outstanding:
   Basic                                                          68,451         67,440
                                                            ============   ============
   Diluted                                                        69,300         68,247
                                                            ============   ============